Exhibit 99.1

Organigram Joins the Pledge 1% Movement

Launches its Social Impact Strategy ‘Organigram Operating for Good’

TORONTO--(BUSINESS WIRE)--March 17, 2022--Organigram Holdings Inc. (TSX: OGI and NASDAQ: OGI), the parent company of Organigram Inc. (collectively “Organigram” or the “Company”), a leading licensed producer of cannabis, is pleased to announce the launch of its social impact strategy ‘Organigram Operating for Good’ with the purpose of ‘Building healthy communities where we live and work.’ As part of this strategy the Company has committed to giving back by joining the Pledge 1% Movement. Organigram has pledged ‘1% of Time’ which means the Company will be donating 1% of its employees’ time to local volunteer programs. Organigram employees across Canada will be encouraged to support causes and events in the communities in which they live and work either through group or individual volunteering opportunities.

“As a team and as a company, we are committed to making positive contributions to our communities, and supporting causes that are important to our employees,” said Beena Goldenberg, CEO, Organigram. “Pledge 1% is an important and dynamic element of our overall social impact strategy. Our goal is to be a company that operates for good, working together to intentionally identify the needs in our communities and respond in meaningful ways.”

Pledge 1% is a global movement established to create a new normal for companies of all sizes and stages to have a positive social impact through their business. Organigram is joining over 12,000 companies around the world who have committed to the Pledge 1% Movement.

The Pledge 1% initiative is an extension of Organigram’s existing social giving efforts. “As our corporate footprint grows, so should our ability to do good,” says Goldenberg. “We are proud to facilitate donations of employees’ time and expect this commitment will grow over time.”

Organigram is proud to join the Pledge 1% community and encourages other companies to take the pledge and leverage their business as a force for good.

For more information about Organigram’s social impact strategy, visit www.organigram.ca/operating-for-good

For more information about Pledge 1%, visit www.pledge1percent.org

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President Marketing and Communications
megan.mccrae@organigram.ca